

March 20, 2008

Mr. David Callen
Vice President, Finance and Treasurer, Ethan Allen Interiors, Inc.
Ethan Allen Drive
Danbury, CT 06811

Re: **Ethan Allen Interiors, Inc.**
          Form 10-K for the fiscal year ended June 30, 2007
          Definitive Proxy Statement for 2007 Annual Meeting for Stockholders
          File No. 1-11692

Dear Mr. Callen:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Dieter King, Attorney, at (202) 551-3338, Brigitte Lippmann, Attorney, at (202) 551-3713 or to the undersigned at (202) 551-3768.

                                        Sincerely,

                                        John Cash
                                        Branch Chief